Lawrence Braverman, CPA

6 Westbrook Drive
Morganville, NJ 07751
Email: lbrave27@yahoo.com
Mobile Phone: (908) 675-0570

TABOR UNITED LLC
8 The Green, Suite B
Dover, DE 19901-3618

July 25, 2024

Dear Tabor United LLC Management:

I have audited the accompanying financial statements of the Company which comprise the statement of financial position as of inception to July 24, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of inception to July 24, 2024 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America (GAAS). I am required to be independent of the Company and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements relating to my audit. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

My objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, I:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in my judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that I identified during the audit.

Sincerely,

Lawrence Braverman, CPA
NJ CPA License #: 20CC02591700

TABOR UNITED, LLC
BALANCE SHEET

	As of July 24, 2024
ASSETS	
Current Assets:	
Cash & cash equivalents	$4,500
Total Current Assets	$4,500
Non-Current Assets:	---
Total Non-Current Assets	---
TOTAL ASSETS	$4,500
LIABILITIES AND EQUITY	
Credit Card Payable	$249
Total Current Liabilities	$249
Non-Current Liabilities:	---
Total Non-Current Liabilities	---
TOTAL LIABILITIES	$249
EQUITY	
Common Units $0.001 per Unit	$4,050
APIC	$450
Accumulated Deficit	($249)
TOTAL EQUITY	$4,251
TOTAL LIABILITIES AND EQUITY	$4,500

TABOR UNITED, LLC
INCOME STATEMENT

	Inception to July 24, 2024
Revenues	
Sales	-
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	$249
Total Operating Expenses	
Total Loss from Operations	($249)
Other Expense	-
Total Other Income/Expense	-
Earnings Before Income Taxes, Depreciation, and Amortization	
Depreciation Expense	-
Amortization Expense	-
Net Income (Loss)	($249)

TABOR UNITED, LLC
STATEMENT OF CASH FLOWS

	Inception to July 24,, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	($249)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	
INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Common Stock	-
Additional Paid In Capital	$249
Net Cash provided by (used in) Financing Activities	$249
Cash at the beginning of period	$4,500
Net Cash increase (decrease) for period	-
Cash at end of period	$4,500

TABOR UNITED, LLC
STATEMENT OF SHAREHOLDERS EQUITY

	Common Stock		APIC	Retained Earnings	Total Equity
	Shares(#)	Amount ($)			
Beginning balance at 1/1/24	-	-	-	-	-
Issuance of Common Stock	4,050,000	$4,050	$450	-	$4,500
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	($249)	($249)
Ending balance at 07/24/24	4,050,000	$4,050	$450	($249)	$4,251

Tabor United, LLC
Notes to the Financial Statements
As of Inception through July 24, 2024

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Tabor United, LLC ("the Company") was formed in Delaware on July 12, 2024. The Company's strategy for generating revenue will require additional capital in order to improve the operations of the soccer clubs and academies owned by the Company.

The Company is conducting a crowdfunding campaign under Regulation CF in 2024 to raise capital to operate professional soccer clubs and academies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. The Company had $4,500 in cash and cash equivalents as of July 24, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to performance obligations.
Step 5: Recognize revenue when or as performance obligations are satisfied.

The Company has not generated any revenue as of July 24, 2024, but it plans to generate revenue through the operation of clubs and academies owned by the Company, including television rights fees, player transfer fees, the sale of tickets & merchandise, and UEFA competition prize bonuses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred. The company has not yet incurred advertising costs as of July 24, 2024.

General and Administrative

General and administrative expenses incurred by the company as of July 24, 2024, consist only of formation expenses in the State of Delaware.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any debts or long-term obligations.

NOTE 6 – EQUITY

The Company has authorized 4,500,000 of Common Units with a par value of $0.001 per share. 4,050,000 Units were issued and outstanding as of July 24, 2024.

The Company has authorized 2,000,000 of Preferred Series A Units with a par value of $1.00 per share. It has no issued and outstanding preferred shares as of July 24, 2024.

The Company has authorized 5,000,000 of Preferred Series B Units with a par value of $2.00 per share. It has no issued and outstanding preferred shares as of July 24, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 24, 2024, to assess the need for potential recognition or disclosure in this report. Based on this evaluation, no material events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations.
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last.
3. Financing: Over the next twelve months, the company plans to finance its operations through a crowdfunding campaign and revenue-producing activities of the clubs and academies owner by the Company.
4. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results.
5. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.